UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

ALBEMARLE CORPORATION

(Exact name of registrant as specified in its charter)

Virginia	001-12658	54-1692118
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

451 Florida Street, Baton Rouge, Louisiana 70801

(Address of principal executive offices, including Zip Code)

Karen G. Narwold, Esq. (225) 388-8011

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure

In order to comply with Rule 13p-1 (17 CFR 240.13p-1) under Section 13(p) of the Securities Exchange Act of 1934, as amended, Albemarle Corporation (the “Company”) submits this § 249b.400 Form SD, specialized disclosure report (“Form SD”). As defined in Form SD, the term “conflict mineral” means columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten.

The Company has determined that tantalum and tungsten (in the form of tungstic acid) are conflict minerals which are necessary to the functionality or production of certain refinery catalyst solutions manufactured by the Company.

The Company has conducted a good faith reasonable country of origin inquiry with respect to the tantalum and tungsten used in its catalysts for 2015. Based on this country of origin inquiry, the Company has no reason to believe that any of the tantalum and tungsten necessary to the functionality or production of such catalysts manufactured by the Company in 2015 originated in the Democratic Republic of the Congo or any adjoining country (as defined in Form SD).

In order to make its determination with respect to the country of origin of its tantalum and tungsten, the Company undertook the following inquiry:

•	Identified all suppliers of tantalum and tungsten to the Company (three suppliers);

•	Conducted basic searches through internet search engines for the purpose of discovering publicly available sources linking such suppliers with the Democratic Republic of Congo or any adjoining country;

•	Reviewed the company raw material procurement statement on the website of one of the suppliers that stated, among other things, that such supplier has been certified by a third party auditor as a “Conflict-Free Smelter” for its sustainable procurement process; and

•	Obtained a representation letter from three of the Company’s suppliers certifying that such suppliers’ tantalum and tungsten did not originate in the Democratic Republic of Congo or any adjoining country or come from recycled or scrap sources and indicating the facility at which its tantalum and tungsten was processed.

This conflict minerals disclosure is available on the Company’s website at www.albemarle.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ALBEMARLE CORPORATION

Date: May 26, 2016	By:	/s/ Karen G. Narwold
Executive Vice President & Chief Administrative Officer